Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q3’2024, Including
Positive Progress on Phoenix Engineering and Regulatory Review

Toronto, ON – November 7, 2024. Denison Mines Corp. (‘Denison’ or the ‘Company’) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the three and nine months ended September 30, 2024. Both documents will be available on the Company’s website at www.denisonmines.com, SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “Our third quarter report includes an update on the positive progress of our engineering and regulatory approval efforts for our planned Phoenix In-Situ Recovery (‘ISR’) uranium mining operation. We continue to rapidly advance detailed design engineering efforts and achieved completion of 45% of total engineering by the end of the third quarter. Long-lead procurement efforts continued to ramp up. Currently, $21 million in milestone payments or commitments have been made for items included in our estimates of initial project capex, with several additional procurement packages in progress.

On the regulatory side, we are pleased to report that substantially all outstanding information requests (‘IRs’) from the Canadian Nuclear Safety Commission’s (‘CNSC’) review of the Wheeler River draft Environmental Impact Statement (‘EIS’) have been resolved, and the Federal review process is nearing completion. Given this positive progress with the Federal review, we have opted to submit a final Provincial EIS to the Saskatchewan Ministry of Environment to advance the process of obtaining formal approval from the Province.

Beyond Wheeler River, we are pleased with the progress of the SABRE program at the McClean North deposit, which remains on track for production in 2025. Our team is also active on our portfolio of other development and exploration projects, with study work advancing on both the Midwest project and the Tthe Heldeth Túé ('THT') deposit, with the potential to result in updated or new technical studies in the coming months.

Also notable is our recent transaction with Foremost Clean Energy, which involves Denison optioning up to 70% of its interests in a portfolio of 10 exploration properties. The transaction was designed to amplify our exposure to future discovery by encouraging exploration on – and retaining significant ownership of - properties that would otherwise have received little attention from Denison with our current focus on development and mining-stage projects.”

 Q3 2024 MD&A Highlights

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Signing of Wheeler River Benefit Agreements with Kineepik Métis Local #9 and the Village of Pinehouse Lake

In July 2024, Denison announced the signing of a Mutual Benefits Agreement (‘MBA’) with Kineepik Métis Local #9 (‘KML’), and a Community Benefit Agreement (‘CBA’) with the northern Village of Pinehouse Lake (‘Pinehouse’), in support of the development and operation of Denison’s 95% owned Wheeler River Project.

The MBA acknowledges that the project is located within KML’s Land and Occupancy Area in northern Saskatchewan and provides KML’s consent and support to advance the project. Additionally, the MBA recognizes that the development and operation of the project can support KML in advancing its social and economic development aspirations while mitigating the impacts on the local environment and KML members. The MBA provides KML and its Métis members an important role in environmental monitoring and commits to the sharing of benefits from the successful operation of the project – including benefits from community investment, business opportunities, employment and training opportunities, and financial compensation.

The CBA acknowledges that Pinehouse is the closest residential community to the project by road, which relies on much of the same regional infrastructure that Denison will rely on as it advances the project. Pinehouse has provided its consent and support for the project, while Denison, on behalf of the Wheeler River Joint Venture, is committed to helping Pinehouse develop its own capacity to take advantage of economic and other development opportunities in connection with the advancement and operation of the project.

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Continued Advancement of Phoenix Engineering and Federal Regulatory Review of the Draft EIS

During the third quarter, the Company continued to focus its efforts on the advancement of the Phoenix project towards a final investment decision in support of its objective to achieve first production by 2027 / 2028, including:

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Phoenix engineering activities are advancing within expected timelines to support a financial investment decision (‘FID’) by mid-2025. Total engineering completion at end of the third quarter was 45%, supported by finalization of process design, piping and instrumentation diagrams (P&ID’s), hazard and operability studies (‘HAZOPs’), as well as the selection of major process equipment and electrical distribution infrastructure.

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The review of the draft EIS continues to advance and Denison has been in regular contact with CNSC staff to support the conclusion of any remaining IRs. In September 2024, Denison received confirmation that the majority of outstanding IRs have been resolved, which suggests that the Federal review process is nearing completion.

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Option of Non-Core Exploration Projects to Foremost Clean Energy Ltd.

In September 2024, Denison executed an option agreement with Foremost Clean Energy Ltd (‘Foremost’), which grants Foremost an option to acquire up to 70% of Denison's interests in 10 non-core uranium exploration properties (collectively, the ‘Foremost Transaction’). Pursuant to the Foremost Transaction, Foremost would acquire such total interests upon completion of a combination of direct payments to Denison and funding of exploration expenditures with an aggregate value of up to approximately $30 million. The Foremost Transaction provides the following benefits to Denison:

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Collaboration with Foremost is expected to increase exploration activity on a portfolio of non-core Denison properties with the potential to increase the probability of discovery within Denison's vast Athabasca Basin exploration portfolio.

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In October 2024, Denison received an upfront payment in Foremost common shares (representing a ~19.95% ownership interest in Foremost). If Foremost completes the remaining two phases of the Foremost Transaction Denison will receive further cash and/or common share milestone payments of $4.5 million and Foremost will fund $20 million in project exploration expenditures.

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In addition to becoming Foremost’s largest shareholder, Denison retains direct interests in the optioned exploration properties and also secures certain strategic pre-emptive rights to participate in future exploration success from the optioned properties.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study (‘PFS’) was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Study (‘EIS’) submitted for regulatory and public review in October 2022.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes unmined uranium deposits (planned for extraction via the MLJV’s SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture (‘MWJV’)’s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, and Andy Yackulic, P.Geo., Denison’s Vice President Exploration, who are both Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter @DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: projections with respect to exploration, development and expansion plans and objectives, including the scope, objectives and interpretations of FS, PFS and the Wheeler River technical de-risking process for the proposed ISR operation for the Phoenix deposit; expectations with respect to the EA, EIS and licensing and permitting for proposed operations at Wheeler River; anticipated benefits of the transaction with Foremost; expectations regarding the restart of mining operations at McClean Lake; expectations regarding the assessment of the amenability of ISR for THT and advancement of technical studies for the Midwest deposit; expectations regarding the performance of the uranium market and global sentiment regarding nuclear energy; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results and underlying assumptions and interpretations of the FS and PFS may not be maintained after further testing or be representative of actual conditions within the applicable deposits. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation, engineering, and development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.